Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Fiscal Year Ended
(In thousands)	June 30, 2018	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014
Earnings:
Add:
Loss before income taxes	(66,079)	(148,863)	(235,104)	(243,528)	(172,989)
Fixed charges	28,874	65,758	35,991	14,066	10,040
Amortization of capitalized interest	174	157	107	62	30

Subtotal	(37,031)	(82,948)	(199,006)	(229,400)	(162,919)

Less:
Capitalized interest	154	516	939	838	459
Net loss attributable to non-controlling interests and redeemable non-controlling interests	(125,214)	(200,628)	(260,523)	(266,345)	(137,036)

Subtotal	(125,060)	(200,112)	(259,584)	(265,507)	(136,577)

Total earnings (loss)	88,029	117,164	60,578	36,107	(26,342)

Fixed Charges:
Interest expense (includes amortization of financing fees)	28,258	64,264	34,008	12,568	9,323
Capitalized interest	154	516	939	838	459
Interest within rental expense	462	978	1,044	660	258

Total fixed charges	28,874	65,758	35,991	14,066	10,040

Ratio of earnings to fixed charges (1)	3.0	1.8	1.7	2.6	—

(1)	In the year ended December 31, 2014, earnings were insufficient to cover fixed charges by approximately $36 million.